Exhibit 4.21

    DATED THIS         DAY OF        12/October/2020

BETWEEN

Finblock Foundation LTD.

(“COMPANY”)

AND

Mercurity Fintech Holding Inc.

(“SERVICE PROVIDER”)

AGREEMENT FOR SOFTWARE

DEVELOPMENT SERVICES

THIS AGREEMENT FOR SOFTWARE DEVELOPMENT SERVICES (this “Agreement”) is made on the 12 day of October∙ 2020

BETWEEN

1.	Finblock Foundation LTD. (Republic of Singapore Registration No. 202038075W), a company incorporated in the Republic of Singapore and having its registered address at 73 UPPER PAYA LEBAR ROAD #06-01C, CENTRO BIANCO Singapore 534818 (“Company”);

AND

2.	Mercurity Fintech Holding Inc. (Cayman Islands Registration No. MC-259316), a company incorporated in the Cayman Islands and having its registered address at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Service Provider”),

(each a “Party” and collectively, the “Parties”).

WHEREAS:

A.	As part of the “Mercurity.Finance DeFi Protocols Project”, the Company and its Affiliates are developing a blockchain infrastructure to build a lower cost and more accessible DeFi protocol matrix on the Ethereum (the “Project”).

B.	Since 13/October/2020 (“Effective Date”), the Service Provider has been providing the Company with the Services (as defined below) in connection with the Project.

C.	The Parties wishes to document herein the terms of agreement between the Parties in relation to the Service Provider’s provision of the Services to the Company from the Effective Date.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1	In this Agreement :

“Affiliate” with respect to any Person, means any other Person directly or indirectly controlling, controlled by or under common control with such Person;

“Agreement Period” means the period commencing from the date of this Agreement and ending on termination thereof in accordance with this Agreement;

“Confidential Information” means any and all confidential and/or proprietary data or information of the Company and/or its Affiliates, any of their respective investors, clients and partners, including, but not limited to, written software, programs, financial matters, budgets, business marketing plans, personnel information, business contacts, scientific journals, processes, trade secrets and/or other works of authorship;

“Intellectual Property Rights” means trademarks, service marks, design rights (whether registered or unregistered), applications for any of those rights, trade and business names (including internet domain names and e-mail address names), unregistered trademarks and service marks, copyrights, database rights, know-how, all patentable and non-patentable inventions, discoveries and improvements, processes and know-how, copyright works, proprietary information rights and all other similar proprietary rights and applications for such rights as may exist anywhere in the world in relation to the Project and/or business of the Company and/or its Affiliates including (a) any applications, extensions and renewals in relation to any of these rights, new designs and the like discovered or created for the Company and/or its Affiliates by the Service Provider in connection with the provision of the Services or (b) discovered or created as a result (whether directly or indirectly) of anything done by the Service Provider, whether based (directly or indirectly) on any item of the Confidential Information or otherwise and in whatever form on whatever media including computer programmes, computer service and computer data;

“Person” an individual or legal entity or person;

“Project” has the meaning ascribed to it in Recital A;

“Service Fee” has the meaning ascribed to it in Clause 5.1; and

“Services” has the meaning ascribed to it in Clause 3.1.

1.2	In this Agreement :

(a)	unless the context otherwise requires or permits, references to the singular will include the plural;

(b)	references to a person shall be construed as references to any individual, corporation, company, firm, partnership, incorporated body or persons in any country, including permitted heirs, successors and assigns;

(c)	a reference to a specific “calendar month” shall be construed as such specific month of the Gregorian calendar (for example, a reference to the first calendar month of a calendar year shall refer to the month of January);

(d)	any marginal notes and headings are for convenience and reference purposes only and do not form part of this Agreement and shall not be deemed to alter, limit or otherwise affect the meaning of any of the provisions hereof;

(e)	references to “control” in relation to an entity, means the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of more than 50% of the outstanding voting interests of such entity or otherwise;

(f)	references to the “Recitals”, “Clauses” and “Schedules” are to the relevant recitals, clauses and schedules to this Agreement; and

(g)	references to any statutory provisions include any modifications or re-enactments of those provisions.

2.	DURATION OF AGREEMENT

Subject to earlier termination as provided in this Agreement, this Agreement shall subsist for the term of the Agreement Period.

3.	SERVICES, UNDERTAKINGS & EXCLUSIVITY

3.1	Service Provider shall, during the Agreement Period, provide software development services and such other services incidental therewith at the request of the Company in furtherance of the development and operation of the Project (“Services”).

3.2	The Service Provider shall in the course of performance of Services :

(a)	comply with and adhere to all applicable laws and regulations; and

(b)	comply with all lawful and reasonable directions of the Company.

3.3	For the Agreement Period and for a period of twelve (12) months after termination of this Agreement :

(a)	the Service Provider shall not, and shall procure that its employees shall not, provide the Services to any person or corporate entity other than the Company or its Affiliates unless prior written consent of the Company is obtained; and

(b)	the Service Provider shall not, and shall procure that its employees shall not, without the prior written consent of Company, directly or indirectly, either alone or jointly with, through or on behalf of any person, company or entity, undertake any activity or assist any person, company or entity engaged in any business other than Company and/or its Affiliates, which is similar or competing with the Project and/or the business carried on by Company and/or its Affiliates in any way.

4.	SERVICE FEES

4.1	Subject to Clause 5, the Company shall pay the Service Provider a monthly service fee for Services rendered by the Service Provider to the Company during the Agreement Period (“Service Fee”).

4.2	The Service Fee payable by the Company to the Service Provider for Services rendered by the Service Provider in respect of a calendar month shall be determined as follows :

Service Fee = 100% x Relevant Calendar Month Revenue

where :

(a)	Relevant Calendar Month Revenue is 100% of the transaction fee income obtained by Company with gas fee and cryptocurrency conversion cost deductions; The transaction fee income is ⅙ of the total transaction fee paid by trades.

where:

“Relevant Calendar Month Revenue” in relation to:

(a)	the first calendar month of the Agreement Period, means the revenue of the Company for the period commencing from the Effective Date and ending on the final day of such calendar month (both dates inclusive);

(b)	the final calendar month of the Agreement Period, means the revenue of the Company for the period commencing from the first day of such calendar month and ending on the final day of the Agreement Period (both dates inclusive); and

(c)	any other calendar month during the Agreement Period, means the revenue of the Company for the period commencing from the first day of such calendar month and ending on the final day of such calendar month (both dates inclusive),

4.3	The Service Provider shall render an invoice to the Company for the Service Fee for Services rendered in each calendar month during the Agreement Period based on Clause 4.2, upon which:

(a)	the Service Fee in respect of Services rendered in each calendar month during the Agreement Period shall be payable by the Company to the Service Provider on or before the fifth (5th) day of the Company’s receipt of the invoice from the Service Provider for such Service Fee; or

(b)	in the event of termination of this Agreement, the Service Fee as accrued in respect of Services rendered up to the date of termination (to the extent not been paid by the Company to the Service Provider pursuant to Clause 4.3(a)) shall be payable by the Company to the Service Provider on or before the fifth (5th) day of the Company’s receipt of the invoice from the Service Provider for such Service Fee subsequent to such termination, where such payment shall be made by the Company to the Service Provider by way of a bank transfer of such Service Fee to a bank account designated by the Service Provider and notified to the Company, or such other payment method as may be agreed between the Parties.

4.4	The obligations of the Company and the Service Provider under Clauses 4.2 and 4.3 shall survive the termination of this Agreement.

5.	NO FURTHER FEES OR COMPENSATION, TAX AND WITHOLDING

5.1	The Service Provider acknowledges that (a) the receipt of the Service Fees may have tax consequences for the Service Provider; (b) the Service Provider is solely responsible for such tax consequences and for the Service Provider’s compliance therewith; and (c) the Company bears no liability or responsibility with respect to such tax consequences. In the event that any such tax consequences shall be borne or incurred by the Company on behalf of the Service Provider, the Service Provider shall on demand by the Company indemnify the Company for such tax consequences.

5.2	Without prejudice to Clause 5.1, in the event that the Company is required by any applicable laws or regulations to exercise withholding on the payment of the Service Fees on account of any tax consequences for the Service Provider in relation thereof, any payment by the Company of the Service Fees to the Service Provider under this Agreement shall be made by the Company less such withholding, unless the Service Provider has provided the Company with any formal approval of an exemption issued by any competent authority.

6.	INVENTIONS AND INTELLECTUAL PROPERTY

6.1	The Service Provider shall not, and shall procure that its employees and agents shall not, file any application for, or in any way attempt to obtain ownership of any patent, trade name or mark, which refers to, or may be suggestive of, or may be similar to, or may be likely to dilute the Intellectual Property Rights of the Company and/or its Affiliates anywhere in the world.

6.2	The Service Provider irrevocably and unconditionally recognises, acknowledges, covenants, agrees with and undertakes to the Company that :

(a)	the Intellectual Property Rights are the sole property of the Company and that the Intellectual Property Rights which arise in the course of or in connection with the Project and/or the businesses of the Company and/or its Affiliates shall belong to the Company and/or its Affiliates (as the case may be);

(b)	notwithstanding any originality, effort, expense and skill originating from the Service Provider in connection with the provision of Services, the Service Provider shall not have any right, title or interest in or to the Intellectual Property Rights (by themselves or in combination with any other intellectual property or copyright work including computer programmes, computer service and computer data) and any goodwill arising through any use thereof, and that all such right, title or interest shall be vested legally and exclusively in the Company and/or its Affiliates (as the case may be);

(c)	without prejudice to the foregoing of this Clause 6.2, in the event any Intellectual Property Rights shall vest or shall come to vest in the Service Provider at any time as a result (whether directly or indirectly) of the operation of law or of anything done by the Service Provider in connection with the provision of Services whether under the laws of Singapore or any other country, the Service Provider shall be deemed to have immediately assigned all such Intellectual Property Rights absolutely to the Company and this Agreement shall constitute the written assignment of the same; and

(d)	the Service Provider shall forthwith upon demand at the expense of the Company execute all documents and do all such acts and things required to vest or perfect any vesting of all Intellectual Property Rights legally and exclusively in the Company and/or its Affiliates.

6.3	The Service Provider shall not, and shall procure that its employees and its agents shall not, at any point of time during the provision of Services and thereafter, do any act either within Singapore or outside Singapore, which would constitute an infringement of any of the Intellectual Property Rights which are owned or which may be owned by the Company and/or its Affiliates.

6.4	The Service Provider shall at the request of the Company procure its employees and agents execute a deed of undertaking in favour of the Company as to the matters set out in Clause 6.2 as if such employees and agents were named in such Clause in place of the Service Provider.

7.	TERMINATION

7.1	Notwithstanding any provision of this Agreement, this Agreement may be terminated :

(a)	by the Company by immediate notice in writing to the Service Provider upon occurrence of the following :

(i)	where the Service Provider is prohibited, in accordance with applicable laws, or otherwise, from providing the Services;

(ii)	where any of the executives of the Service Provider is convicted of any criminal offence in relation to fraud, misrepresentation or dishonesty, given against him, whether or not, in connection with or referable to provision of the Services;

(iii)	the Service Provider makes a serious or persistent default in performing and observing any of its obligations under this Agreement and, where such default is capable of remedy, fails to remedy it within fourteen (14) days after service of written notice from the Company of such default;

(iv)	the Service Provider be unable to pay its debts or is liable to be wound up by a court of competent jurisdiction which is not dismissed within thirty (30) calendar days;

(v)	the Service Provider enters into a composition or arrangement with its creditors or a moratorium is declared in respect of any of its indebtedness or any creditor action;

(vi)	the Service Provider takes any action to appoint, to request the appointment of, or suffers the appointment of, a receiver, administrative receiver, administrator, trustee, official assignee or similar officer over all or a material part of its assets or undertakings;

(vii)	the Service Provider has a winding-up or administration petition presented in relation to it or has documents filed with a court for an administration in relation to it provided that, in the case of a winding up petition, if the Service Provider is contesting the winding up petition, until a period of twenty (20) days has expired since the presentation of the winding up petition without it having been either discharged or struck out;

(viii)	is affected in any way in any jurisdiction other than Singapore by anything equivalent to any of the things referred to in the foregoing of this Clause 7.1(a); or

(b)	by the Service Provider by immediate notice in writing to the Company upon occurrence of the following :

(i)	the Company makes a serious or persistent default in performing and observing any of its obligations under this Agreement and, where such default is capable of remedy, fails to remedy it within ten (10) days after service of written notice from the Service Provider of such default;

(ii)	the Company be unable to pay its debts or is liable to be wound up by a court of competent jurisdiction;

(iii)	the Company enters into a composition or arrangement with its creditors or a moratorium is declared in respect of any of its indebtedness or any creditor action;

(iv)	the Company takes any action to appoint, to request the appointment of, or suffers the appointment of, a receiver, administrative receiver, administrator, trustee, official assignee or similar officer over all or a material part of its assets or undertakings;

(v)	the Company has a winding-up or administration petition presented in relation to it or has documents filed with a court for an administration in relation to it provided that in the case of a winding up petition, if the Company is contesting the winding up petition, until a period of twenty (20) days has expired since the presentation of the winding up petition without it having been either discharged or struck out;

(vi)	is affected in any way in any jurisdiction other than Singapore by anything equivalent to any of the things referred to in the foregoing of this Clause 7.1(b); or

(c)	by a Party giving no less than sixty (60) days’ notice in writing to the other Party.

7.2	On the termination of this Agreement howsoever arising :

(a)	the Service Provider shall and shall procure that its employees and agents forthwith deliver to the Company all books, documents, papers, materials, storage and other property of or relating to the business of the Company and/or its Affiliates including Confidential Information, which may be in possession or under power or control of Service Provider and/or its employees or agents; and

(b)	the Service Provider shall not, and shall procure that its employees and agents shall not, at any time thereafter represent Service Provider to still to be connected with Company and/or its Affiliates.

7.3	The obligations of Service Provider under Clause 7.2 shall survive the termination of this Agreement.

8.	REPRESENTATIONS & WARRANTIES

Each Party represents and warrants to the other Party that each of the following statements is true and accurate :

(a)	it has the full power and authority to enter into this Agreement and to do all acts and things on its part to be done and performed pursuant to this Agreement and to consummate the transactions contemplated herein, and this Agreement and all other agreements and obligations to be entered into and undertaken in connection with such transactions contemplated, constitute valid and legally binding obligations, enforceable against it;

(b)	all internal resolutions required for the execution of this Agreement have been duly passed; and

(c)	its entry into this Agreement and performance of its obligations under this Agreement will not violate or conflict with, or exceed any limit imposed by (i) any law or regulation to which it is subject, (ii) its constitutional documents/memorandum and articles of association or (iii) any other contract, instrument or undertaking binding upon it.

9.	CONFIDENTIALITY

9.1	The Service Provider is aware that in the course of the provision of Services and/or undertaking by the Service Provider, the Service Provider will have access to and be entrusted with Confidential Information.

9.2	The Service Provider shall not, and shall procure that its employees and agents shall not during or after the termination of this Agreement divulge to any person whomsoever or otherwise make use of, whether for his own benefit or for the benefit of any other person, firm, company or association any Confidential Information. This duty of confidentiality shall survive the termination of this Agreement. This duty of confidentiality to the Company shall be in addition to the general duties and obligations of confidentiality of the Service Provider under law.

10.	NOTICES

10.1	Any notice required to be given by a Party to the other Parties shall be in writing, signed by or on behalf of the Party giving it, and in the English language. It shall be deemed validly served if hand delivered, or sent by e-mail, prepaid post or a recognised courier service to the address, email address of the Parties given herein or as may from time to time be notified for this purpose.

10.2	The email addresses of the Parties are :

Company

E-mail            :      contact@fin-block.com

Service Provider

E-mail            :      marketing@mercurity.com

11.	MISCELLANEOUS

11.1	Entire Agreement

This Agreement (together with any documents referred to herein) embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties with respect to the subject matter hereof, whether such be written or oral.

11.2	Successors and Assigns

This Agreement shall be binding on and shall ensure for the benefit of each of the Parties’ successors and assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.

11.3	Further Assurance

Each Party shall, and shall use its best endeavours to procure that any necessary third party shall, execute such documents and do such acts and things as the other Party may reasonably require for the purpose of giving to such other Party the full benefit of all the provisions of this Agreement.

11.4	Counterparts

This Agreement may be signed in any number of counterparts and by the Parties on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same document. Each counterpart may be signed by a Party or Parties and transmitted by electronic mail or facsimile transmission which shall be valid and effectual as if executed as an original.

11.5	Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore

Save for Affiliates of the Company who shall have rights to the extent accorded thereto under this Agreement, any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any provisions of this Agreement.

11.6	Arbitration

In the event of any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, the Parties shall first seek settlement of that dispute. In the event that such dispute is not resolved within a period of 30 days from the commencement of such settlement process, such dispute shall be referred to and finally be resolved by arbitration in Singapore in accordance with the rules of the Singapore International Arbitration Centre (“SIAC”) for the time being in force, which rules are deemed to be incorporated by reference in this clause. The tribunal shall consist of a sole arbitrator to be appointed by the Chairman of the SIAC. The language of the arbitration shall be English.

11.7	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of Singapore and each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of Singapore.

IN WITNESS WHEREOF the Parties have entered into this Agreement on the day and year first above written.

COMPANY Finblock Foundation LTD.

SIGNED BY /s/ WANG ANMING

WANG ANMING

Chief Executive Officer

DATE:

SERVICE PROVIDER Mercurity Fintech Holding Inc.

SIGNED BY /s/ ZHOU HUA

ZHOU HUA

Chief Executive Officer

DATE: